Exhibit 12.1

PEABODY ENERGY CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERENCE SECURITY DIVIDENDS

	Predecessor						Successor
	Year Ended December 31,					January 1 through April 1,	April 2 through June 30,
Dollars in millions	2012	2013	2014	2015	2016	2017	2017
Loss (Income) from Continuing Operations Before Income Taxes	$(208.6)	$(734.3)	$(547.9)	$(1,990.3)	$(758.3)	$459.3	$106.1
Interest Expense	405.6	425.2	428.2	533.2	328.1	32.9	41.4
Interest Portion of Rental Expense	51.9	55.5	56.5	49.3	45.1	9.7	8.3
Losses (Income) from Equity Affiliates	61.2	83.4	107.6	292.4	(16.2)	(15.0)	(15.7)

Adjusted Earnings	$310.1	$(170.2)	$44.4	$(1,115.4)	$(401.3)	$(431.7)	$140.1

Interest Expense	$405.6	$425.2	$428.2	$533.2	$328.1	32.9	41.4
Interest Portion of Rental Expense	51.9	55.5	56.5	49.3	45.1	9.7	8.3
Preference Security Dividend(1)	—	—	—	—	—	—	115.1

Adjusted Combined Fixed Charges and Preference Security Dividends	$457.5	$480.7	$484.7	$582.5	$373.2	$42.6	$164.8

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	(2)	(2)	(2)	(2)	(2)	(2)	(2)

(1)	Reflects 8.5% dividend rate per annum, payable semiannually in kind as a dividend of additional shares of preferred stock in addition to deemed dividends related to the shares of preferred stock that were converted during the period.

(2)	Earnings were insufficient to cover fixed charges by approximately $147.4 million, $650.9 million, $440.3 million, $1,697.9 million and $774.5 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively, by approximately $474.3 million for the period of January 1 through April 1, 2017, and by approximately $24.7 million for the period of April 2 through June 30, 2017.